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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    / /                   Form 40-F    /X/


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes   / /                           No   /X/


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: November 27, 2002           By:      /s/ SCOTT EWART
                                         ---------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer



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                                                                          [LOGO]


                AT&T CANADA NAMES JOHN A. MACDONALD PRESIDENT AND
                             CHIEF OPERATING OFFICER

TORONTO, NOVEMBER 27, 2002 - AT&T Canada, Canada's largest competitor to the incumbent telecom companies, today announced that John A. MacDonald is joining the company as its new President and Chief Operating Officer, effective today. Mr. MacDonald's appointment is consistent with AT&T Canada's commitment to a strong and competitive future as a fully independent Canadian telecom company and reunites him with AT&T Canada CEO John McLennan. Together, the two executives led a highly successful strategic repositioning of Bell Canada in the mid-1990s.

Mr. MacDonald succeeds Harry Truderung in his role as company President and COO. Mr. Truderung played an important role in helping AT&T Canada significantly improve its performance over the past year despite the challenging business environment.

"John MacDonald's appointment is a clear statement to our employees, our customers and our competitors that we are gearing up to emerge as a strong, independent and highly competitive force in the Canadian telecom marketplace," said Mr. McLennan. "John is a charismatic leader and a talented manager who is passionate about customer service and brings unmatched technology expertise and knowledge of the Canadian telecom industry. He has a proven track record in terms of innovation and the ability to drive profitable business growth. With John joining our already highly experienced team, we will be moving forward with our plan to emerge as a financially stronger, more competitive company with a proven and highly committed management team."

Mr. McLennan added, "On behalf of the board and the senior management team, I want to thank Harry for his valuable contributions to the company over the past two and a half years. We wish him the best in his future endeavours."

Mr. MacDonald said, "I believe this is the right time to get re-engaged in telecom, and I believe AT&T Canada has a fabulous opportunity to do great things as a fully independent Canadian company. With an A-list of Canadian business customers, an outstanding national sales force, a talented management team, no long-term debt following the contemplated restructuring, a sound technology platform and enhanced strategic flexibility, AT&T Canada has a strong foundation on which to grow this business, create value for all concerned, and cement our position as a leading telecom services provider to Canada's leading businesses."

Mr. MacDonald added, "I am excited to partner again with John McLennan and the entire management team, and I am eager to engage our customers and begin establishing new supplier relationships that further strengthen our competitive position and the value we can bring to our customers."


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Mr. Truderung said, "I am very proud of what we've achieved at AT&T Canada, especially over the past year as we have worked through a strategic refocusing of our business. Having helped secure a clear path to the future, I have every confidence in the future of the company and I have decided that now is the right time for me to move on to other pursuits. I can't think of a better person to help capitalize on the many opportunities ahead than John MacDonald. I wish him and the entire team the best."

Mr. MacDonald began his career in 1977 at NBTel, the major supplier of telecommunications services in New Brunswick, rising to the post of President and Chief Executive Officer in 1994. Mr. MacDonald joined Bell Canada as Executive Vice President, Business Development, and Chief Technology Officer and later became President and COO of Bell Canada in 1998. Prior to joining AT&T Canada, Mr. MacDonald served as President and Chief Executive Officer of Leitch Technology Corp., a leading provider of high technology products and solutions to the global broadcasting industry.

Mr. MacDonald is presently a member of the Board of Directors of Leitch Technology Corp., Rogers Cable, UBS (Unique Broadband Systems) and Versatel Networks. He is also a member of the Cape Breton Development Growth Fund, on the advisory board of Galazar Networks and a member of the Federal Government's Advisory Council on Science and Technology. Previously, Mr. MacDonald chaired the National Selection Committee for the Federal Government's Smart Communities Program and served on the Federal Government's Information Highway Advisory Council.

ABOUT THE COMPANY:

AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

NOTE FOR INVESTORS: THIS NEWS RELEASE INCLUDES STATEMENTS ABOUT EXPECTED FUTURE EVENTS AND/OR FINANCIAL RESULTS THAT ARE FORWARD-LOOKING IN NATURE AND SUBJECT TO RISKS AND UNCERTAINTIES. FOR THOSE STATEMENTS, WE CLAIM THE PROTECTION OF THE SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS PROVISIONS CONTAINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE COMPANY CAUTIONS THAT ACTUAL PERFORMANCE WILL BE AFFECTED BY A NUMBER OF FACTORS, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL, AND THAT FUTURE EVENTS AND RESULTS MAY VARY SUBSTANTIALLY FROM WHAT THE COMPANY CURRENTLY FORESEES. DISCUSSION OF THE VARIOUS FACTORS THAT MAY AFFECT FUTURE RESULTS IS CONTAINED IN THE COMPANY'S RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, THE ONTARIO SECURITIES COMMISSION, AND SEDAR.

                                      -30-

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                             INVESTORS AND ANALYSTS:
Ian Dale                                           Brock Robertson
(416) 345-2227                                     (416) 345-3125
ian.dale@attcanada.com                             brock.robertson@attcanada.com

May Chiarot                                        Dan Coombes
(416) 345-2342                                     (416) 345-2326
may.chiarot@attcanada.com                          dan.coombes@attcanada.com